UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1687

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

PPG Puerto Rico Employee Savings Plan

(Full title of the Plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

PPG Industries, Inc.

One PPG Place, Pittsburgh, Pennsylvania 15272

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

PPG PUERTO RICO EMPLOYEE SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of and Participants in

PPG Puerto Rico Employee Savings Plan

We have audited the accompanying statement of net assets available for benefits of the PPG Puerto Rico Employee Savings Plan (the “Plan”) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the period from December 28, 2010 (inception) to December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the period from December 28, 2010 (inception) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
September 15, 2011

PPG PUERTO RICO EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010

2010
ASSETS:
Cash and cash equivalents - pending investment (Notes 1, 2)	$926,120
Investment in PPG Industries, Inc. common stock — at fair value (Notes 2, 4)	504,588
Notes receivable from participants (Notes 2, 3)	12,029

Total assets	1,442,737

LIABILITIES:
Accrued liabilities (Note 3)	15,631

NET ASSETS AVAILABLE FOR BENEFITS	$1,427,106

See notes to financial statements.

PPG PUERTO RICO EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE PERIOD FROM DECEMBER 28, 2010 (INCEPTION) TO

DECEMBER 31, 2010

2010
ADDITIONS:
Net appreciation in fair value of PPG Industries, Inc. common stock (Notes 2, 4)	$1,321
Interest income on notes receivable from participants	9

Total additions	1,330

DEDUCTIONS:
Administration expenses (Note 3)	15,631

Total deductions	15,631

NET DECREASE PRIOR TO PLAN TRANSFERS	(14,301)

TRANSFER FROM OTHER PLAN (Note 3)	1,441,407

NET INCREASE	1,427,106

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	—

End of period	$1,427,106

See notes to financial statements.

PPG PUERTO RICO EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND FOR THE PERIOD FROM DECEMBER 28, 2010 (INCEPTION) TO

DECEMBER 31, 2010

1.	FORMATION OF THE PPG PUERTO RICO EMPLOYEE SAVINGS PLAN

The PPG Puerto Rico Employee Savings Plan (the “Plan”) was established on December 28, 2010 for employees of PPG Industries, Inc. (the “Company” or “PPG”) residing in Puerto Rico. Participants in the Plan were formerly participants in the PPG Industries Employee Savings Plan (the “U.S. Plan”). The Plan was established as a result of Internal Revenue Service Revenue Ruling 2008-40, which permits the transfer of plan assets of employees residing in Puerto Rico from a qualified U.S. plan into a qualified Puerto Rico plan without adverse tax consequences for the plan or plan participant.

Assets in the amount of $1,441,407 were transferred from the U.S. Plan on December 28, 2010 to the Plan. Prior to the transfer of assets into the Plan, participants were informed that the investment options of the U.S. Plan would be mapped to comparable investment options in the Plan. Participants were credited with their portion of investment income and expenses from the U.S. Plan through December 28, 2010, the date of the transfer.

Plan assets were held in cash and cash equivalents at December 31, 2010, pending investment of those assets into money market and mutual funds, which took place in early January 2011. The Plan made investment purchases as follows:

Money market funds
DWS Investments (“DWS”) Money Market Series*	$565,801

Mutual funds
DWS Equity 500 Fund	60,910
Fidelity Advisors Freedom Income Fund	17,432
Fidelity Advisors Freedom 2020 Fund	17,145
Fidelity Advisors Freedom 2025 Fund	756
Fidelity Advisors Freedom 2030 Fund	17,707
Fidelity Advisors Freedom 2035 Fund*	76,899
Fidelity Advisors Freedom 2040 Fund	3,294
Fidelity Advisors Freedom 2050 Fund	22,390
Fidelity Contrafund	37,272
Fidelity Growth Fund	36,465
Vanguard FTSE All World ex-US Index Fund	25,522
Vanguard Small-Cap Index Fund	44,527

Total mutual funds	360,319

Total money market and mutual funds	$926,120

*	Represents investments whose fair value is more than 5% of net assets available for benefits at December 31, 2010.

The mutual funds listed above are traded on securities exchanges and have quoted prices on active markets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

Basis of Accounting — The financial statements of the Plan are prepared on the accrual basis of accounting, except for amounts due to participants who had requested withdrawals, which are not recorded as a liability of the Plan as of December 31, 2010, in accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, Audits of Employee Benefit Plans.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends on the PPG common stock are recorded as investment income on the ex-dividend date.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could be material in relation to the amounts reported in the financial statements.

Cash Equivalents — Cash equivalents are highly liquid investments (valued at cost, which approximates fair value) acquired with an original maturity of three months or less.

Investment Valuation — Investments are stated at fair value. Investments in securities traded on securities exchanges are valued at the closing sales price on the last business day of the Plan period. Listed securities for which no sale was reported on that date are valued at bid quotations.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as withdrawals based on the terms of the Plan document.

3.	DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for more information on the Plan.

General — The Plan is a defined contribution plan and is qualified under section 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended. The Plan was established to provide a means for participants to save for their retirement and to enable participants to defer a portion of their eligible compensation. Participants are employees of PPG residing in Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Act of 1974 (“ERISA”).

Administration — The named fiduciary for the operation and administration of the Plan (the “Plan Administrator”) is the Director, Payroll and Benefits, of PPG.

The named fiduciary with respect to control and management of the assets of the Plan is the Company. PPG’s responsibilities include, but are not limited to, approval of trustees, investment options, and investment managers and establishing performance benchmarks.

The Employee Benefits Committee of PPG has responsibility for establishing, maintaining, and amending the Plan.

Administrative Expenses — The Plan pays all reasonable and necessary costs to manage and operate the Plan as determined by the Plan Administrator. These expenses, including recordkeeping fees, administrative charges, professional costs, and trustee costs, are paid from the assets of the Plan. The Plan Administrator has adopted uniform and nondiscriminatory procedures to allocate these expenses to participant accounts. Administrative expenses in the amount of $15,631 in 2010 were related to legal fees incurred in connection with the formation of the Plan.

Trustee and Record Keeper of the Plan — Banco Popular de Puerto Rico is the trustee and record keeper for all of the Plan assets as of December 31, 2010.

Eligibility to Participate in the Plan — The Plan is designed for PPG employees residing permanently in Puerto Rico. An eligible employee may elect to become a participant as of the first of any month that is coincident with or following his or her hire date.

Investment Options — Participants of the Plan are eligible to invest in money market and mutual funds and PPG common stock.

Contributions — Contributions under the Plan are made by the participants and, for certain participants, by the Company. No contributions were made during 2010 after the initial transfer from the U.S. Plan on December 28, 2010. Participants can contribute on a pre-tax or after-tax basis. Pre-tax contributions may not exceed $9,000 in 2010 and $10,000 in 2011. After-tax contributions in a plan year may not exceed 10% of the aggregate compensation paid to the employee during all the years he or she has been a Plan participant. Catch-up contributions may only be made by participants who reach age 50 by the close of the plan year and are limited to $1,000 per plan year. Employee contributions also include rollovers from other qualified plans.

Company-matching contributions are applied to each participant’s monthly contribution subject to a maximum of 6% of the eligible participant’s compensation. The Company match rate established each year is at the discretion of the Company.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, if applicable, and allocations of fund earnings and charged with an allocation of fund losses and administrative expenses. Allocations are based on participant account balances, as defined by the Plan. Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan.

Vesting — All participant contributions and Company matching contributions and their related earnings are vested immediately and become nonforfeitable.

Payment of Benefits — Upon termination from service for a voluntary or involuntary separation, retirement, or being approved for a Company sponsored long-term disability program, a participant may elect how to receive payment of his or her account from several options, including a total distribution or recurring payments. The benefit to which a participant is entitled is the participant’s vested account balance. Upon reaching the age of 70 and one-half, distribution of the vested balance in the participant’s account, or the first installment of such distribution, shall be made or commenced.

Notes Receivable from Participants — All active participants, excluding (a) those with a vested account balance less than $2,000, and (b) those who have two existing loans may borrow, for either general purposes or for a primary residence, from their account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, reduced by the highest outstanding participant loan balance over the past 12 months. General purpose loans have a loan term of 12 to 60 months. Primary residence loans have a loan term of 12 to 120 months. The loans are secured by the participants’ account balance and are issued at an interest rate equal to the prime interest rate on the last business day of the previous month plus 1%. Principal and interest payments are generally repaid by payroll deductions.

4.	FAIR VALUE MEASUREMENT

Accounting guidance on fair value measurements establishes a hierarchy of inputs employed to determine fair value measurements, which has three levels. Level 1 inputs are quoted prices in active markets for identical assets and liabilities, are considered to be the most reliable evidence of fair value, and should be used whenever available. Level 2 inputs are observable prices that are not quoted on active exchanges. Level 3 inputs are unobservable inputs employed for measuring the fair value of assets or liabilities.

The financial assets that are reported at fair value on a recurring basis as of December 31, 2010, were as follows:

	Level 1	Total

Plan assets:
PPG Industries, Inc. common stock*	$504,588	$504,588

*	Represents investments whose fair value is more than 5% of net assets available for benefits at December 31, 2010.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, Plan participants will receive all amounts credited to their accounts.

6.	INCOME TAX STATUS

The Plan has applied for a favorable tax determination letter from the Treasury of the Commonwealth of Puerto Rico (the “Treasury”) stating that the Plan is qualified and that the trust established under the Plan is tax-exempt, under the appropriate sections of the Puerto Rico Internal Revenue Code of 1994, as amended. The Plan has not received a determination letter from the Treasury, however the Plan is currently designed and being operated in compliance with the applicable requirements of the Treasury. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

*  *  *  *  *  *

SUPPLEMENTAL SCHEDULE

PPG PUERTO RICO EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

Identity of Issuer and Title of Issue		Current Value

	Cash and cash equivalents	$926,120
*	Investment in PPG Industries Inc. Common Stock - at fair value	504,588
*	Loans to participants with interest rates ranging from 4.25% to 9.25% maturing through 2014	12,029

	TOTAL	$1,442,737

*	Party in interest

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Director, Payroll and Benefits of PPG Industries, Inc., and Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPG Puerto Rico Employee Savings Plan
(Name of Plan)

Date September 15, 2011	/s/ Karen P. Rathburn
Karen P. Rathburn, Director,
Payroll and Benefits of PPG Industries, Inc. and Administrator of the Plan